FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

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EXHIBIT INDEX

1	Press Release dated May 8, 2008

2	Consolidated Financial Statements for the Three Months Ended March 31, 2008

3	Management’s Discussion and Analysis for the Three Months Ended March 31, 2008

4	Certification of Chief Executive Officer

5	Certification of Chief Financial Officer

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4	NYSE: TC TSX: TCM, TCM.WT Frankfurt: A6R

May 8, 2008

THOMPSON CREEK ANNOUNCES FIRST-QUARTER 2008 FINANCIAL RESULTS

Overview (all in U.S. dollars):

•

Molybdenum production recovered strongly to 5.6 million pounds in the first quarter of 2008 from 3.4 million pounds in the fourth quarter of 2007 as operations at both the Thompson Creek Mine and the Endako Mine performed well. First-quarter production was also up from 5.4 million pounds in the first quarter of 2007.

•	Average realized price on molybdenum sales was $32.69 per pound in the first quarter, up from $31.08 per pound in the fourth quarter and $24.87 per pound in the first quarter of 2007.
•	Revenues were $254.8 million in the first quarter, compared with $197.8 million in the fourth quarter and $267.9 million in the first quarter of 2007.
•

Net income in the first quarter was $46.8 million or $0.41 per basic and $0.37 per diluted common share, compared with $28.9 million or $0.25 per basic and $0.22 per diluted share in the fourth quarter and $47.7 million or $0.46 per basic and $0.43 per diluted share in the first quarter of 2007.

•

Long-term debt incurred for the acquisition of Thompson Creek USA in October 2006 was reduced by $16.7 million during the first quarter and by $182.5 million since the acquisition. At March 31, 2008, the principal outstanding on the First Lien Credit Facility was $219.4 million and cash balances totaled $47.5 million.

•

Since the acquisition of Thompson Creek USA, the Company has used $343 million of cash to reduce acquisition debt and make payments to the previous owner, including a contingent purchase price payment of $100 million in January 2008.

•

Outlook for molybdenum prices remains positive and the Company continues to expect that molybdenum production from its existing mines to increase from 16.3 million pounds in 2007 to between 23 and 24.5 million pounds in 2008 and in excess of 34 million pounds in 2009.

•

The weighted-average cash operating expense related to sales recorded in the quarter was $10.54 per pound in the first quarter of 2008, compared with $11.51 per pound in the fourth quarter and $8.59 per pound in the first quarter of 2007.

•

The Company continues to expect 2008 cash operating expense for the production of molybdenum oxide to be in the range of $6.00 to $6.50 per pound at the Thompson Creek Mine and $9.50 to $10.25 per pound at the Endako Mine.

Note: A conference call and webcast for analysts and investors is scheduled for Friday, May 9, 2008 at 8:30 a.m. Eastern.

Thompson Creek Metals Company Inc. (“the Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three months ended March 31, 2008 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.

“Thompson Creek’s operating mines performed well in the first quarter of 2008 with molybdenum production increasing significantly from the fourth quarter of 2007,” said Kevin Loughrey, Chairman and Chief Executive Officer. “Production volumes and unit costs in the first quarter were in line with management’s expectations.”

Molybdenum production at the Thompson Creek Mine rose by 86% to 3.6 million pounds in the first quarter of 2008 from 1.9 million pounds in the fourth quarter of 2007 as mining activity, as planned, moved into higher grade areas of the ore body.

At the Endako Mine, where the shift to the Denak West Pit resulted in higher grades and better recovery in the milling process, the Company’s 75% share of molybdenum production rose by 31% to 2 million pounds in the first quarter of 2008 from 1.5 million pounds in the fourth quarter of 2007 when mining activity was temporarily interrupted in the Endako Pit by a rock slide. In addition to this increase in molybdenum oxide production, there was a 0.3 million increase in molybdenum sulfide inventory at the Endako Mine during the first quarter of 2008.

“With molybdenum production having recovered as expected at both mines, the Company is on track to achieve its previously announced production guidance of between 23 and 24.5 million pounds this year and at least 34 million pounds in 2009,” Mr. Loughrey stated.

“The Company’s financial performance as reflected in its quarterly financial statements is affected by a lag between when a pound of molybdenum is produced and when the same pound is recorded in the income statement as being sold. This delays both revenue realization and the booking of operating expenses. For the first quarter of 2008, the time lag averaged about two months. As a result, a good portion of the Company’s sales and operating expenses recorded in the first quarter of 2008 reflected the lower production levels and higher per-pound expenses experienced in the fourth quarter of 2007.

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“While cash operating expenses per pound improved in the first quarter of 2008 from the preceding quarter, the time lag meant the decline in per-pound expenses was not in the same proportion as the sharp recovery in production,” Mr. Loughrey added.

“Another factor adding to the Company’s overall expenses during the first quarter was the relatively high proportion of third-party molybdenum sales whereby the Company buys molybdenum concentrate and roasts it for resale to customers. The Company increased such third-party sales, which generate a very small gross margin over costs, as an offset to the lower fourth-quarter production from our mines. Of the total 7.7 million pounds of molybdenum recorded as sold by the Company in its 2008 first quarter financial statements, 3.6 million pounds were high-cost third-party sales, while only 4.1 million pounds were from the Company’s own mines, despite the fact that actual molybdenum production during the quarter from our mines was significantly higher at 5.6 million pounds.

“During the second quarter, we expect an additional decline in overall per-pound expenses, with a consequent positive impact on bottom-line results, as the proportion of high-cost third-party sales is reduced and as the Company’s higher molybdenum production and resulting lower production costs are fully reflected in our quarterly financial results,” Mr. Loughrey stated.

Financial Results

The Company’s revenues were $254.8 million in the first quarter of 2008, compared with $197.8 million in the fourth quarter of 2007 and $267.9 million in the first quarter of 2007. The decline in revenues from the first quarter of 2007 reflected a 27% decline in total sales volumes to 7.7 million pounds in the latest quarter from 10.5 million pounds a year earlier. Much of the decline is due to changes in product inventory levels, which increased during the first quarter of 2008 compared to a reduction in product inventory during the first quarter of 2007.

The decline in sales volume was offset to a degree by a rise in molybdenum prices. The average realized price on the Company’s molybdenum sales was $32.69 per pound in the first quarter, up from $31.08 per pound in the fourth quarter and $24.87 per pound in the first quarter of 2007.

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $77.3 million in the first quarter of 2008, compared with $47.9 million in the fourth quarter of 2007 and $88.1 million in the first quarter of 2007.

Net income in the first quarter was $46.8 million or $0.41 per basic and $0.37 per diluted common share, compared with $28.9 million or $0.25 per basic and $0.22 per diluted share in the fourth quarter and $47.7 million or $0.46 per basic and $0.43 per diluted share in the first quarter of 2007. The per-share figures are based on a weighted-average number of shares outstanding of 113,457,000 (basic) and 127,674,000 (diluted) in the first quarter of 2008,

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113,290,000 (basic) and 130,982,000 (diluted) in the fourth quarter of 2007 and 103,249,000 (basic) and 110,275,000 (diluted) in the first quarter of 2007. At May 8, 2008 there were 113,983,000 shares outstanding.

Net income and earnings from mining and processing operations in the first quarter of 2007 were negatively affected by the inclusion in operating expenses of a non-cash acquisition expense related to the inventory portion of the purchase price adjustment associated with the Company’s purchase of Thompson Creek USA in October 2006. This non-cash expense amounted to $29.6 million in the first quarter of 2007.

Cash flow from operating activities was $63.4 million in the first quarter of 2008, compared with $45.7 million in the fourth quarter of 2007 and $105 million in the first quarter of 2007.

Cash balances were $47.5 million at March 31, 2008, compared with $113.7 million at December 31, 2007.

During the first quarter of 2008, Thompson Creek made payments to reduce its First Lien Credit Facility by $16.7 million to $219.4 million at March 31, 2008.

Since the acquisition of Thompson Creek USA in October 2006, the Company has used $343 million of cash to reduce acquisition debt by $182.5 million and to pay the former owner $61.5 million in December 2006 for certain receivables acquired on the acquisition date and $100 million in January 2008 as part of a contingent purchase price payment linked to the performance of the molybdenum price. If the average price for molybdenum exceeds $15 per pound in 2009, a final $25 million will be owed to the former owner in January 2010.

The Company’s mines produced 5.6 million pounds of molybdenum in the first quarter of 2008, up from 3.4 million pounds in the fourth quarter of 2007 and 5.4 million pounds in the first quarter of 2007. The Thompson Creek Mine produced 3.6 million pounds in the first quarter of 2008, compared with 1.9 million pounds in the fourth quarter of 2007 and 3.8 million pounds in the first quarter of 2007. The Company’s 75% share of Endako Mine’s production was 2 million pounds in the first quarter of 2008, compared with 1.5 million pounds in both the fourth quarter and first quarter of 2007. In addition to this increase in molybdenum oxide production, there was a 0.3 million increase in molybdenum sulfide inventory at the Endako Mine during the first quarter of 2008.

The production amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company.

The weighted-average cash operating expense for molybdenum from the Company’s mines that was sold during the period was $10.54 per pound in the first quarter of 2008, compared with $11.51 per pound in the fourth quarter of 2007 and $8.59 per pound in the first quarter of 2007. At the Thompson Creek Mine, the average cash operating expense related to sales was $11.33 per pound in the first quarter of 2008, compared with $14.18 per pound in the fourth quarter of 2007 and $8.85 per pound in the first quarter of 2007. The Endako Mine’s average cash operating expense related to sales was $9.41 per pound in the first quarter of 2008,

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compared with $9.25 per pound in the fourth quarter of 2007 and $7.88 per pound in the first quarter of 2007.

Cash operating expenses represent operating expenses less non-cash items including inventory purchase price adjustments and stripping costs deferred in the reporting period. Cash operating expenses and cash operating expenses per pound are considered a key measure by Thompson Creek in evaluating the Company’s operating performance. Cash operating expenses are not a measure of financial performance, nor does it have a standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and may not be comparable to similar measures presented by other companies.

Outlook

Molybdenum prices have averaged over $30 per pound in 2008 and management expects that molybdenum prices will remain strong in the near term.

Overall, production volumes and costs were on target for the first quarter of 2008 and the Company expects to meet its previously announced annual planned production volumes and costs for 2008 as follows:

	Molybdenum production (lbs in millions)	Oxide production cost ($/lb)

Thompson Creek Mine	16.5 to 17.0	$6.00 to $6.50

Endako Mine (Thompson Creek’s share)	6.5 to 7.5	$9.50 to $10.25

As expected, the reduced fourth quarter 2007 output limited product from the mines available for sale in the first quarter of 2008. The operating expenses in the last quarter of 2007 were also high and many of these costs remained in inventory at year end and flowed into operating expenses in the 2008 first quarter. Volumes of material sold from the Thompson Creek Mine are planned to increase during the remainder of the year and unit operating expenses are expected to decline with the increased volume as mine site costs are relatively fixed.

With production from the mines expected to increase during the balance of 2008 primarily due to higher ore grades and recoveries, purchases of molybdenum from third parties for roasting at Langeloth and resale are expected to decline. Purchased material is high cost relative to mined material as it is bought at near market prices. The cost of sales will drop significantly with lower volumes of purchased material in the sales mix.

Sales generated from the planned production and anticipated strong market prices for molybdenum are expected to allow the Company to meet its cash requirements for operations, capital expenditures (including all Endako expansion expenditures and potential Davidson expenditures) and scheduled debt payments during 2008.

5

A feasibility study that examined the expansion of the Endako mill and mine production was completed in 2007. The Company and the other joint venture participant reviewed the study and approved the expansion project during the first quarter of 2008. The Company’s share of expansion capital expenditures is expected to be C$280 million over the period 2008 to 2010. The expansion is expected to increase the Company’s share of Endako molybdenum production to over 12 million pounds per year when full production begins in 2010.

Mineral ore reserves were recalculated and increased at both operating mines during 2007 using a long-term price of $10.00 per pound for molybdenum sales. During 2008, the Company will continue at the Thompson Creek Mine to work on development drilling and reserve analysis necessary to complete the second stage of its mineral reserve study. The Company also plans to conduct exploration drilling on the Endako Mine property outside of the existing pits.

The results for the Davidson Project feasibility study were announced on April 2, 2008. The development has an estimated capital cost of C$109 million. The Company expects to make a decision on this project in 2008.

In addition to these capital projects, the Company has planned capital expenditures for its ongoing operating activities and expects capital expenditures for 2008 will exceed a $15 million limit specified in the Company’s current debt agreements. The Company is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new debt or equity financing.

Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the year ended March 31, 2008, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.thompsoncreekmetals.com).

Conference call and webcast

Thompson Creek will hold a conference call for analysts and investors to discuss its first quarter 2008 financial results on Friday, May 9, 2008 at 8:30 a.m. (Eastern).

Kevin Loughrey, Chairman and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.

To participate in the call, please dial 416-644-3421 or 1-800-595-8550 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.

An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21270179 followed by the number sign) from 10:30 a.m. on May 9 to 11:59 p.m. on May 16. An archived recording of the webcast will also be available at Thompson Creek’s website.

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About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson Deposit, a high-grade underground molybdenum project near Smithers, B.C. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

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Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	March 31 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$47.5	$113.7
Accounts receivable	122.7	84.1
Product inventory	114.3	131.3
Material and supplies inventory	37.4	32.9
Prepaid expense and other current assets	4.5	4.6
Income and mining taxes recoverable	–	13.4
	326.4	380.0
Other assets	2.0	2.4
Restricted cash	12.4	10.0
Reclamation deposits	26.9	26.8
Property, plant and equipment	554.1	566.8
Goodwill	121.9	123.7
	$1,043.7	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$80.3	$60.4
Acquisition cost payable	–	100.0
Income and mining taxes payable	1.6	–
Current portion of long-term debt	67.8	67.2
Future income and mining taxes	6.8	6.4
	156.5	234.0
Long-term debt	152.9	170.2
Contractual sales obligations	9.2	9.7
Severance and other liabilities	21.6	20.3
Asset retirement obligations	27.1	26.4
Future income and mining taxes	150.8	161.5
	518.1	622.1
Shareholders’ Equity
Common shares	268.7	268.1
Common share warrants	35.0	35.0
Contributed surplus	28.4	26.5
Retained earnings	176.5	129.8
Accumulated other comprehensive income	17.0	28.2
	525.6	487.6
	$1,043.7	$1,109.7

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Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

	Three months ended
	March 31 2008	March 31 2007
Revenues
Molybdenum sales	$250.2	$260.7
Tolling and calcining	4.6	7.2
	254.8	267.9
Cost of sales
Operating expenses	166.6	161.7
Selling and marketing	2.5	1.6
Depreciation, depletion and amortization	7.7	16.1
Accretion	0.7	0.4
	177.5	179.8
Income from mining and processing	77.3	88.1
Other (income) expenses
General and administrative	3.4	3.1
Exploration and development	1.0	1.9
Interest and finance fees	6.7	17.9
Stock-based compensation	1.7	2.6
Interest income	(0.8)	(1.9)
Other	(0.7)	(0.5)
	11.3	23.1
Income before income and mining taxes	66.0	65.0
Income and mining taxes (recoverable)
Current	25.5	37.8
Future	(6.3)	(20.5)
	19.2	17.3
Net income	$46.8	$47.7
Net income per share
Basic	$0.41	$0.46
Diluted	$0.37	$0.43

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Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

	Three months ended
	March 31 2008	March 31 2007
Operating Activities
Net income	$46.8	$47.7
Items not affecting cash:
Depreciation, depletion and amortization	7.7	16.1
Accretion	0.7	0.4
Amortization of finance fees	0.6	4.8
Stock-based compensation	1.7	2.6
Future income and mining taxes	(6.3)	(20.5)
Unrealized loss on derivative instruments	1.0	6.5
Change in non-cash working capital	11.2	47.4
Cash generated by operating activities	63.4	105.0
Investing Activities
Property, plant and equipment	(8.1)	(2.6)
Deferred stripping costs	(2.8)	(6.9)
Restricted cash	(2.4)	(0.7)
Reclamation deposit	(0.2)	(0.2)
Acquisition cost	(100.0)	–
Cash used in investing activities	(113.5)	(10.4)
Financing Activities
Proceeds from issuance of common shares	0.4	5.2
Repayment of long-term debt	(17.4)	(83.2)
Proceeds from revolving facility	22.5	–
Repayment of revolving facility	(22.5)	–
Cash used in financing activities	(17.0)	(78.0)
Effect of exchange rate changes on cash	0.9	(0.2)
(Decrease) increase in cash and cash equivalents	(66.2)	16.4
Cash and cash equivalents, beginning of period	113.7	98.1
Cash and cash equivalents, end of period	$47.5	$114.5

For more information, please contact: Wayne Cheveldayoff, Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com

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EXHIBIT 99.2

THOMPSON CREEK METALS COMPANY INC.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	Note	March 31 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents		$47.5	$113.7
Accounts receivable		122.7	84.1
Product inventory		114.3	131.3
Material and supplies inventory		37.4	32.9
Prepaid expense and other current assets		4.5	4.6
Income and mining taxes recoverable		–	13.4
		326.4	380.0
Other assets	4(d)	2.0	2.4
Restricted cash	9	12.4	10.0
Reclamation deposits		26.9	26.8
Property, plant and equipment	5	554.1	566.8
Goodwill		121.9	123.7
		$1,043.7	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$80.3	$60.4
Acquisition cost payable	13	–	100.0
Income and mining taxes payable		1.6	–
Current portion of long-term debt	7	67.8	67.2
Future income and mining taxes		6.8	6.4
		156.5	234.0
Long-term debt	7	152.9	170.2
Contractual sales obligations	8	9.2	9.7
Severance and other liabilities	9	21.6	20.3
Asset retirement obligations	10	27.1	26.4
Future income and mining taxes		150.8	161.5
		518.1	622.1
Shareholders' Equity
Common shares	11	268.7	268.1
Common share warrants	11	35.0	35.0
Contributed surplus		28.4	26.5
Retained earnings		176.5	129.8
Accumulated other comprehensive income		17.0	28.2
		525.6	487.6
		$1,043.7	$1,109.7
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

		Three months ended
	Note	March 31 2008	March 31 2007
Revenues
Molybdenum sales		$250.2	$260.7
Tolling and calcining		4.6	7.2
		254.8	267.9
Cost of sales
Operating expenses		166.6	161.7
Selling and marketing		2.5	1.6
Depreciation, depletion and amortization		7.7	16.1
Accretion		0.7	0.4
		177.5	179.8
Income from mining and processing		77.3	88.1
Other (income) expenses
General and administrative		3.4	3.1
Exploration and development		1.0	1.9
Interest and finance fees	14	6.7	17.9
Stock-based compensation	12	1.7	2.6
Interest income		(0.8)	(1.9)
Other	15	(0.7)	(0.5)
		11.3	23.1
Income before income and mining taxes		66.0	65.0
Income and mining taxes (recoverable)
Current	16	25.5	37.8
Future	16	(6.3)	(20.5)
		19.2	17.3
Net income		$46.8	$47.7
Net income per share	17
Basic		$0.41	$0.46
Diluted		$0.37	$0.43

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

		Three months ended
	Note	March 31 2008	March 31 2007
Operating Activities
Net income		$46.8	$47.7
Items not affecting cash:
Depreciation, depletion and amortization		7.7	16.1
Accretion		0.7	0.4
Amortization of finance fees		0.6	4.8
Stock-based compensation		1.7	2.6
Future income and mining taxes		(6.3)	(20.5)
Unrealized loss on derivative instruments		1.0	6.5
Change in non-cash working capital	19	11.2	47.4
Cash generated by operating activities		63.4	105.0
Investing Activities
Property, plant and equipment		(8.1)	(2.6)
Deferred stripping costs		(2.8)	(6.9)
Restricted cash		(2.4)	(0.7)
Reclamation deposit		(0.2)	(0.2)
Acquisition cost		(100.0)	–
Cash used in investing activities		(113.5)	(10.4)
Financing Activities
Proceeds from issuance of common shares		0.4	5.2
Repayment of long-term debt		(17.4)	(83.2)
Proceeds from revolving facility		22.5	–
Repayment of revolving facility		(22.5)	–
Cash used in financing activities		(17.0)	(78.0)
Effect of exchange rate changes on cash		0.9	(0.2)
(Decrease) increase in cash and cash equivalents		(66.2)	16.4
Cash and cash equivalents, beginning of period		113.7	98.1
Cash and cash equivalents, end of period		$47.5	$114.5

Supplementary cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Shareholders’ Equity

(US dollars in millions – Unaudited)

	Three months ended
	March 31 2008	March 31 2007
Common Shares
Balance, beginning of period	$268.1	$210.8
Proceeds from exercise of stock options	0.4	2.1
Transferred from contributed surplus on exercise of options	0.2	0.7
Proceeds from exercise of warrants	–	3.1
Transferred from warrants on exercise of warrants	–	0.3
Issue costs	–	(0.9)
Balance, end of period	$268.7	$216.1
Common Share Warrants
Balance, beginning of period	$35.0	$35.4
Transferred to common shares on exercise of warrants	–	(0.3)
Balance, end of period	$35.0	$35.1
Contributed Surplus
Balance, beginning of period	$26.5	$15.0
Amortization of fair value of employee stock options	2.0	2.6
Transferred to common shares on exercise of options	(0.2)	(0.7)
Stock-based compensation tax adjustment	0.1	–
Balance, end of period	$28.4	$16.9
Retained Earnings (Deficit)
Balance, beginning of period	$129.7	$(27.5)
Net income	46.8	47.7
Balance, end of period	$176.5	$20.2
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$28.2	$(9.6)
Foreign currency translation adjustments	(11.2)	(0.5)
Balance, end of period	$17.0	$(10.1)
Shareholders’ Equity, end of period	$525.6	$278.2

Consolidated Statements of Comprehensive Income

(US dollars in millions – Unaudited)

	Three months ended
	March 31 2008	March 31 2007
Net income	$46.8	$47.7
Foreign currency translation adjustments	(11.2)	(0.5)
Comprehensive income	$35.6	$47.2

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

1.	Description of Business

Thompson Creek Metals Company Inc. (“Thompson Creek” or “the Corporation”) is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia.

In addition to its active mining and processing operations, the Corporation is developing the Davidson molybdenum property (“Davidson Project”), located in British Columbia.

2.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”). All financial figures are presented in US dollars unless otherwise stated.

These unaudited interim consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

•	Thompson Creek Metals Company USA
•	Langeloth Metallurgical Company LLC
•	Thompson Creek Mining Co.
•	Cyprus Thompson Creek Mining Company
•	Thompson Creek Mining Ltd.
•	Blue Pearl Mining Inc.

These unaudited interim consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine.

All intercompany accounts and transactions have been eliminated on consolidation.

3.	Accounting Changes and Accounting Policy Developments

Accounting Changes

a)	Financial Instrument and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Note 20 and Note 21).

b)	Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, "Inventories". This new standard replaces the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. The adoption of this standard did not have any impact on the Corporation’s financial statements.

Accounting Policy Developments

a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Corporation is currently assessing the impact that the adoption of this standard will have on its financial statements.

b)	Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.

4.	Derivative Financial Instruments

a)	Interest Rate Protection Agreement

The Corporation has entered into an interest rate protection agreement which caps the underlying LIBOR at 6.0% on a specified amount of its First Lien credit facility (see Note 7). At March 31, 2008, the principal amount covered under this agreement was $107.1 million (December 31, 2007 – $116.5 million). The Corporation has determined this interest rate protection agreement to be a derivative instrument, the fair value of which was negligible at March 31, 2008 and December 31, 2007.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

b)     Forward Currency Contracts

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At March 31, 2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$30.0 million at an average rate of US$0.99 (December 31, 2007 – Cdn$21.0 million at an average rate of US$1.04).

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was a liability of $0.6 million at March 31, 2008 (December 31, 2007 – liability of $0.6 million). This liability has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the three month period ended March 31, 2008, a loss of $0.6 million has been included in other expense on the Corporation’s consolidated statements of income related to these contracts (2007 – $0.5 million gain).

c)	Embedded Derivatives

The Corporation enters into agreements to purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bi-furcated and separately recorded. Changes to the fair value of the embedded derivative are included in the determination of net income. At March 31, 2008, the fair value of these embedded derivatives was a liability of $0.6 million (December 31, 2007 – $0.3 million), which has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the three month period ended March 31, 2008, a loss of $0.5 million has been included in operating expenses on the Corporation’s consolidated statements of income (2007 – $ nil).

d)	Forward Sales Contracts

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at March 31, 2008 cover the period 2008 to 2011. At March 31, 2008, certain contracts have a positive mark-to-market value totaling $2.0 million which has been included in other assets on the Corporation’s consolidated balance sheets (December 31, 2007 – $2.4 million). In addition, certain contracts have a negative mark-to-market value totalling $9.2 million which has been included in severance and other liabilities on the Corporation’s consolidated balance sheets (December 31, 2007 – $9.5 million) (see Note 9). For the three month period ended March 31, 2008, a loss of $0.2 million related to these forward sales contracts has been included in molybdenum sales on the Corporation’s consolidated statements of income (2007 – $7.4 million).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

5.	Property, Plant and Equipment

(US$ in millions)	March 31 2008	December 31 2007
Mining properties	$323.2	$333.2
Mining equipment	151.6	150.6
Processing facilities	108.5	106.7
Deferred stripping costs	37.0	34.2
Development properties	2.1	1.1
Projects in progress	1.3	1.2
Other	0.5	0.5
	624.2	627.5
Less: Accumulated depreciation, depletion and amortization	(70.1)	(60.7)
	$554.1	$566.8

In the three month period ended March 31, 2008, the Corporation recorded $2.8 million in deferred stripping costs and related amortization of $1.6 million (2007 – $6.9 million and $ nil, respectively).

6.	Joint Venture

Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The following table presents a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

(US$ in millions)	March 31 2008	December 31 2007
Assets
Current assets	$69.2	$68.5
Property, plant and equipment, net	$275.8	$287.9
Goodwill	$41.9	$43.5
Other long-term assets	$4.4	$4.5
Liabilities
Current liabilities	$9.0	$6.7
Other liabilities	$99.4	$103.2
	Three Months Ended March 31
	2008	2007
Revenue	$55.3	$51.6
Cost of sales	$21.0	$24.6
Income before income and mining taxes	$35.4	$26.7
Cash flows
Operating	$31.9	$34.1
Investing	$(3.3)	$(0.1)
Financing	$–	$–

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

7.Long-term Debt

Long-term debt consists of:

(US$ in millions)	March 31 2008	December 31 2007
First Lien	$219.4	$236.1
Equipment loans	6.1	6.7
	225.5	242.8
Less: Finance fees	(4.8)	(5.4)
	220.7	237.4
Less: Current portion	(67.8)	(67.2)
	$152.9	$170.2

The First Lien credit facility is collateralized by the assets of Thompson Creek USA and is scheduled to mature on September 30, 2012. This facility bears interest at LIBOR plus 475 basis points. At March 31, 2008, the three-month LIBOR rate applicable to this facility was 2.69% (December 31, 2007 – 4.70%).

The First Lien facility includes a $22.5 million revolving collateralized line of credit. This element of the First Lien facility is scheduled to mature on October 26, 2011. The Corporation utilized this facility during the three months ended March 31, 2008, borrowing and subsequently repaying the full amount of $22.5 million. This facility was not drawn at March 31, 2008 or at December 31, 2007. This facility bears interest at LIBOR plus 475 basis points.

The First Lien facility limits capital expenditures to $15.0 million in 2008. The Corporation anticipates that it will exceed this limit during 2008 and accordingly, is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new debt or equity financing.

The Corporation’s equipment loans are collateralized by mining equipment and are scheduled to mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At March 31, 2008, the one-month LIBOR rate applicable to this facility was 2.70% (December 31, 2007 – 4.60%).

8.	Contractual Sales Obligations

The Corporation has a contractual agreement to sell up to 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at March 31, 2008, the Corporation had recorded a liability of $9.2 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being released to molybdenum sales in the determination of net income. For the three month period ended March 31, 2008, $0.5 million of this liability has been realized and released to molybdenum sales in the determination of net income (2007 – $ nil).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

9.           Severance and Other Liabilities

Severance and other liabilities consist of:

(US$ in millions)	March 31 2008	December 31 2007
Severance and retention liability	$12.4	$10.8
Forward sales contracts (Note 4(d))	9.2	9.5
	$21.6	$20.3

The Corporation maintains an employee severance and retention program for certain individuals employed by Thompson Creek USA. As at March 31, 2008, the Corporation had recorded a liability of $12.4 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totalled $12.4 million at March 31, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets.

10.	Asset Retirement Obligations

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

(US$ in millions)	Thompson Creek Mine	Endako Mine	Davidson Project	Total
At December 31, 2006	$20.9	$4.9	$0.2	$26.0
Adjustments to acquisition value	0.8	0.2	–	1.0
Revisions to expected cash flows	(2.2)	(0.9)	–	(3.1)
Accretion	1.4	0.3	–	1.7
Reclamation spending	–	(0.1)	–	(0.1)
Foreign exchange	–	0.9	–	0.9
At December 31, 2007	20.9	5.3	0.2	26.4
Revisions to expected cash flows	0.5	–	–	0.5
Accretion	0.3	0.1	–	0.4
Foreign exchange	–	(0.2)	–	(0.2)
At March 31, 2008	$21.7	$5.2	$0.2	$27.1

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

11.	Common Share Capital and Common Share Warrants

a)	Common Shares

The following table summarizes common share transactions:

(US$ in millions)	Number of Shares (000’s)	Amount
Balance, December 31, 2006	100,528	$210.8
Private placement	3,000	31.9
Options exercised	4,720	22.2
Warrants exercised	5,116	4.1
Issue costs	–	(0.9)
Balance, December 31, 2007	113,364	268.1
Options exercised	139	0.6
Balance, March 31, 2008	113,503	$268.7

b)	Common Share Warrants

The following table summarizes common share warrant transactions:

(US$ in millions)	Number of Warrants (000’s)	Amount
Balance, December 31, 2006	29,630	$35.4
Warrants exercised	(5,116)	(0.4)
Warrants expired	(8)	–
Balance, December 31, 2007 and March 31, 2008	24,506	$35.0

12.	Stock-based Compensation

The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $1.7 million for the three months ended March 31, 2008 (2007 – $2.6 million). The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

The Corporation granted 25,000 stock options during the three months ended March 31, 2008 (2007 – 500,000). Options awarded in the current period have an exercise price of Cdn$18.51 (2007 – range of Cdn$8.93 to Cdn$12.35), a term of five years and all vested at the time of award (2007 – five years and immediate vesting, respectively). The fair value of stock options granted for the periods noted was computed using the Black-Scholes option pricing model and the following weighted-average assumptions:

	Three Months Ended March 31
	2008	2007
Number of options granted	25,000	500,000
Expected life (years)	3.7	5.0
Risk-free interest rate	2.8%	4.0%
Expected volatility	51.0%	45.3%
Dividend yield	0.0%	0.0%
Fair value of options granted	Cdn$8.55	Cdn$4.23

The following table summarizes the status and changes of the stock-option plan:

	Options Outstanding (000’s)	Weighted- average Exercise Price per Option ($Cdn)
Balance, December 31, 2006	9,651	$5.28
Options granted	2,565	$17.47
Options exercised	(4,720)	$3.50
Balance, December 31, 2007	7,496	$10.57
Options granted	25	$18.51
Options exercised	(139)	$2.76
Balance, March 31, 2008	7,382	$10.75

13.	Commitments and Contingencies

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 4) b)).

The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 4) d) and Note 8).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at March 31, 2008, the Corporation had commitments to purchase approximately 6.6 million pounds of molybdenum, including approximately 3.8 million pounds in the balance of 2008 and 1.4 million pounds in each of 2009 and 2010.

A payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA in January 2008 to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

14. Interest and Finance Fees

(US$ in millions)	Three Months Ended March 31
	2008	2007
Interest expense	$6.1	$10.6
Finance fees	0.6	4.8
Debt prepayment premium	–	2.5
	$6.7	$17.9

15.	Other Expense and Income

(US$ in millions)	Three Months Ended March 31
	2008	2007
Gain on foreign exchange	$(1.5)	$(0.1)
Unrealized loss (gain) on derivative instruments	0.6	(0.8)
Other	0.2	0.4
	$(0.7)	$(0.5)

16.	Income and Mining Taxes

(US$ in millions)	Three Months Ended March 31
	2008	2007
Current income and mining taxes	$25.5	$37.8
Future income and mining taxes recoverable	(6.3)	(20.5)
	$19.2	$17.3

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

(US$ in millions)	Three Months Ended March 31
	2008	2007
Income before income and mining taxes	$66.0	$65.0
Combined Canadian federal and provincial income tax rates	31.00%	34.12%
Income taxes based on above rates	20.5	22.2
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	2.5	1.7
Provincial and state mining taxes	3.6	2.7
Withholding taxes	0.1	–
Non-deductible expenses	1.7	0.6
Non-taxable income	(0.4)	–
Depletion allowance	(6.9)	(9.5)
Change in valuation allowance	–	0.7
Impact of reduction in tax rates on future income and mining taxes	(2.6)	–
Other	0.7	(1.1)
Income and mining taxes	$19.2	$17.3

17.	Net Income per Share

(US$ in millions except per share amounts)	Three Months Ended March 31
	2008	2007
Net income	$46.8	$47.7

Basic weighted-average number of shares outstanding (000’s)	113,457	103,249
Effect of dilutive securities
Common share warrants	11,720	4,567
Stock options	2,497	2,459
Diluted weighted-average number of shares outstanding (000’s)	127,674	110,275

Net income per share
Basic	$0.41	$0.46
Diluted	$0.37	$0.43

For the three months ended March 31, 2008, 2,025,500 stock options and nil warrants (2007 – 235,000 stock options and nil warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

18..	Related Party Transactions

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $54.2 million for the three month period ended March 31, 2008, representing 21.3% of the Corporation’s total revenues for this period (2007 – $46.1 million and 17.2%, respectively). For the three month period ended March 31, 2008, the Corporation recorded management fee income of $0.2 million (2007 – $0.2 million) and selling and marketing costs of $0.4 million (2007 – $0.3 million) from this group of companies. At March 31, 2008, the Corporation’s accounts receivable included $18.8 million owing from this group of companies (December 31, 2007 – $8.9 million).

19.	Supplementary Cash Flow Information

(US$ in millions)	Three Months Ended March 31
	2008	2007
Change in non-cash working capital:
Accounts receivable	$(39.8)	$(28.1)
Product inventory	21.0	60.0
Material and supplies inventory	(4.9)	(0.1)
Prepaid expense and other current assets	0.1	0.7
Income and mining taxes recoverable	13.4	2.8
Accounts payable and accrued liabilities	19.7	11.9
Income and mining taxes payable	1.7	0.2
	$11.2	$47.4

Cash interest paid	$5.0	$12.8
Cash income taxes paid	$10.2	$10.7
Cash and cash equivalents is comprised of:
Cash	$47.5	$25.1
Cash equivalents	–	89.4
	$47.5	$114.5

Cash equivalents consist of deposits and money market instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

20.	Financial Risk Management

The Corporation’s activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

The Corporation enters into foreign exchange forward contracts, molybdenum forward sales contracts, molybdenum purchase contracts and an interest rate cap contract to manage its exposure to fluctuations in foreign exchange, molybdenum prices and interest rates. The Corporation does not trade derivatives.

Foreign Exchange Risk

The US dollar is the functional currency of the majority of the Corporation’s activities. However, the Canadian dollar is the functional currency of the Corporation’s interest in its joint venture operation. The Corporation has potential currency exposures in respect of items denominated in currencies other than the operations’ functional currency. The Corporations foreign exchange exposures include:

•

Transactional exposure on its investment in a Canadian dollar self sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses are in Canadian dollars;

•	Translational exposure on its investment in a Canadian dollar self sustaining operation whose net assets are exposed to foreign currency translation risk; and
•	Transactional and translational exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As at March 31, 2008, the Corporation had forward exchange contracts for Cdn$30.0 million to sell US dollars / buy Canadian dollars at a weighted average exchange rate of US$0.99. All foreign exchange forward contracts are due within the year. As at March 31, 2008, the fair value of these contracts is a liability of $0.6 million.

For the three months ended March 31, 2008, with other variables unchanged, a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would have an insignificant impact on net earnings. As at March 31, 2008, the estimated impact on other comprehensive income from a $0.01 strengthening (weakening) of the Canadian dollar against the US dollar would be $2.8 million.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. The Corporation’s debt facilities are variable rate facilities based on LIBOR rates. The Corporation has entered into an interest rate cap agreement limiting the LIBOR rate to 6% on a specified amount of the First Lien credit facility.

For the three months ended March 31, 2008, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings. There would be no effect on other comprehensive income.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

Commodity Price Risk

The Corporation enters into molybdenum sales contracts where it sells future molybdenum production with fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, has chosen not to use the normal usage exemption and therefore treats these contracts as non-financial derivatives. The fair value is recorded on the balance sheet with changes in fair value recorded in revenue. The fair value is calculated using a discounted cash flow based on estimated forward prices. As long-term molybdenum prices are not based on an organized forward market, the Corporation uses the average of molybdenum price forecasts from various metals industry analysts as the estimated forward price.

As at March 31, 2008, the fair value of the Corporation’s fixed forward sales contracts are as follows:

(US$ in millions except per pound amounts)	2008	2009	2010	2011
Fair value – asset	$–	$–	$–	$2.0
Fair value – liability	$7.1	$0.4	$1.6	$–
Molybdenum committed (000’s lb)	1,061	123	490	416
Average price ($/lb)	$26.25	$25.00	$17.00	$21.00

The Corporation also enters into molybdenum purchase agreements with provisional pricing mechanism where the final prices are determined by quoted market prices subsequent to the date of the purchase. As a result the value of the trade payable changes as the underlying market prices varies. This component of the contract is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in operating expenses.

As at March 31, 2008, the Corporation had purchased 1.2 million pounds of molybdenum with provisional pricing mechanisms. The fair value of the Corporation’s embedded derivative is a liability of $0.6 million. These contracts will mature within the year.

For the three months ended March 31, 2008, with other variables unchanged, a 10% change in molybdenum price would have an insignificant impact on the change in the fair value of the molybdenum forward sales contracts and the provisionally priced molybdenum purchase contracts. As at March 31, 2008, there would be no effect on other comprehensive income.

Credit Risk

The Corporation is exposed to credit risk from its accounts receivable and its money market investments. Counterparties to money market investments are established financial institutions and governments. The Corporation manages its credit risk from money market investments by establishing approved counterparties and assigning credit limits to each counterparty.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at March 31, 2008 the Corporation had three customers which owed the Corporation more than $5.0 million each and accounted for approximately 48% of all receivables owing including a $33.0 million balance relating to one customer group. There were two customers having balances greater than $3.0 million that accounted for 6% of total receivables. The Corporation’s maximum credit risk exposure is the carrying value of its accounts receivable.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit. Surplus cash is invested in a range of less than 90 day money market instruments as per the Corporation’s investment policy. As at March 31, 2008, the Corporation had an unutilized line of credit of $22.5 million.

As at March 31, 2008, contractual undiscounted cash flow requirements for financial liabilities, including interest payments are as follows:

(US$ in millions)	2008	2009 to 2011	2012 onward	Total
Accounts payable	$80.3	$–	$–	$80.3
Long-term debt	$63.1	$131.7	$62.0	$256.8
Currency contracts	$29.8	$–	$–	$29.8

Financial Assets and Liabilities by Category

As at March 31, 2008, the Corporation’s financial assets and liabilities are categorized as follows:

(US$ in millions)	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
Financial Assets
Cash	$–	$–	$47.5	$47.5
Accounts receivable	$122.7	$–	$–	$122.7
Commodity contracts	$–	$2.0	$–	$2.0
Financial Liabilities
Accounts payable and accrued liabilities	$–	$–	$80.3	$80.3
Long-term debt	$–	$–	$220.7	$220.7
Currency and commodity contracts	$–	$10.4	$–	$10.4

Fair Values

The carrying value of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The currency and commodity contracts are derivative instruments and therefore they are carried at their fair value. The carrying amount of the long-term debt is at amortized cost and its fair value is based on indicative market prices based on thin trading activity.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

As at March 31, 2008, the carrying values and the fair values of the Corporation’s financial assets and liabilities are shown in the following table:

(US$ in millions)	Carrying value	Fair value
Financial Assets
Cash	$47.5	$47.5
Accounts receivable	$122.7	$122.7
Commodity contracts	$2.0	$2.0
Financial Liabilities
Accounts payable and accrued liabilities	$80.3	$80.3
Long term debt	$220.7	$191.7
Currency and commodity contracts	$10.4	$10.4

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation’s obligation for future reclamation expenditures at its mine sites.

21.	Capital Risk Management

The Corporation defines its capital as follows:

•	Shareholders’ equity;
•	Long-term debt; and
•	Short-term debt.

Capital as defined above as at March 31, 2008 and December 31, 2007 was as follows:

(US$ in millions)	March 31 2008	December 31 2007
Shareholders’ equity	$525.6	$487.6
Long-term debt	220.7	237.4
Short-term debt	–	–
	$746.3	$725.0

The Corporation’s objectives with regard to its capital are:

•	Maintain adequate capital to operate its business;
•	Optimize debt levels;
•	Comply with financial covenants on outstanding debt; and
•	Incur short-term borrowing only to meet working capital needs.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

The Corporation’s capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation’s plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is reviewed from time to time to determine if it contains the most favourable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or new share issues.

The outstanding First Lien credit facility requires the Corporation to comply with certain defined financial covenants that include a maximum leverage ratio, a minimum interest coverage ratio, a maximum fixed charge coverage ratio and a capital expenditure limit. The Corporation was in compliance with these covenants at March 31, 2008.

22.	Segment Information

The Corporation has two operating segments, being the mining, milling, roasting and sale of molybdenum products at the Corporation’s US and Canadian operations. Geographic segment information for the three month periods ended and as at March 31, 2008 and 2007 is as follows:

Three Months Ended March 31, 2008 (US$ in millions)	US Operations	Canadian Operations	Corporate	Total
Revenues
Molybdenum sales	$195.7	$54.5	$–	$250.2
Tolling and calcining	4.6	–	–	4.6
	200.3	54.5	–	254.8
Cost of sales
Operating expenses	150.8	15.8	–	166.6
Selling and marketing	1.8	0.7	–	2.5
Depreciation, depletion and amortization	4.4	3.3	–	7.7
Accretion	0.6	0.1	–	0.7
	157.6	19.9	–	177.5
Income from mining and processing	$42.7	$34.6	$–	77.3
Other (income) expenses
General and administrative				3.4
Exploration and development				1.0
Interest and finance fees				6.7
Stock-based compensation				1.7
Interest income				(0.8)
Other				(0.7)
				11.3
Income before income and mining taxes				$66.0
As at March 31, 2008
Capital expenditures	$3.7	$4.4	$–	$8.1
Capital assets	$274.6	$277.1	$2.4	$554.1
Goodwill	$80.0	$41.9	$–	$121.9
Total assets	$643.9	$394.9	$4.9	$1,043.7
Total liabilities	$179.9	$117.6	$220.6	$518.1

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2008

(Unaudited)

Three Months Ended March 31, 2007 (US$ in millions)	US Operations	Canadian Operations	Corporate	Total
Revenues
Molybdenum sales	$208.8	$51.9	$–	$260.7
Tolling and calcining	7.2	–	–	7.2
	216.0	51.9	–	267.9
Cost of sales
Operating expenses	145.1	16.6	–	161.7
Selling and marketing	1.1	0.5	–	1.6
Depreciation, depletion and amortization	10.3	5.8	–	16.1
Accretion	0.3	0.1	–	0.4
	156.8	23.0	–	179.8
Income from mining and processing	$59.2	$28.9	$–	$88.1
Other (income) expenses
General and administrative				3.1
Exploration and development				1.9
Interest and finance fees				17.9
Stock-based compensation				2.6
Interest income				(1.9)
Other				(0.5)
				23.1
Income before income and mining taxes				$65.0
As at March 31, 2007
Capital expenditures	$2.2	$0.1	$0.3	$2.6
Capital assets	$419.2	$55.0	$1.9	$476.1
Goodwill	$32.1	$18.8	$–	$50.9
Total assets	$648.0	$215.0	$48.0	$911.0
Total liabilities	$228.6	$86.3	$318.0	$632.9

EXHIBIT 99.3

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

This management’s discussion and analysis should be read in conjunction with Thompson Creek Metals Company Inc.’s (“Thompson Creek” or the “Corporation”) unaudited interim consolidated financial statements and related notes thereto for the three months ended March 31, 2008 along with the Corporation’s Management’s Discussion and Analysis and the audited consolidated financial statements and related notes thereto for the year ended December 31, 2007 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.

Introduction

Thompson Creek Metals Company Inc. is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation is permitting the Davidson molybdenum property (“Davidson Project”), located in British Columbia.

First Quarter 2008 Overview

The Corporation’s operating mines performed well in the first quarter of 2008. Production volumes and unit costs are in line with expectations and the Corporation remains on track to achieve its previously announced annual production guidance. Molybdenum production rose significantly in the first quarter of 2008 over the last quarter of 2007 with output at the Thompson Creek Mine increasing 86% as mining reached higher grade Phase 6 ore and the Corporation’s share of Endako production increasing 31% as the operations moved into the Denak Pit from the Endako Pit. This production increase in the first quarter is expected to be more fully reflected in the sales revenue and earnings of the second quarter as this increased production is realized in the form of higher sales volumes at lower unit costs.

Operational and financial highlights of the first quarter of 2008 include:

•

Molybdenum production in the first quarter of 2008 was improved from the last quarter of 2007 with Thompson Creek Mine producing 3.6 million pounds and the Corporation’s share of the Endako Mine production being 2.0 million pounds.

•

Molybdenum sold in the first quarter of 2008 was 7.7 million pounds, including 2.4 million pounds from the Thompson Creek Mine and 1.7 million pounds from the Corporation’s 75% interest in the Endako Mine, with the remaining sales coming from purchased concentrates that were processed and sold.

•	The average price realized on molybdenum sales in the first quarter of 2008 was $32.69 per pound.

•

Revenues for the first quarter of 2008 were $254.8 million, $13.1 million lower than revenues of $267.9 million for the first quarter in 2007. Much of the decline is due to changes in product inventory levels, which increased during the first quarter of 2008 compared to a reduction in product inventory during the first quarter of 2007.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

•

Net income for the first quarter of 2008 was $46.8 million or $0.41 per basic and $0.37 per diluted common share, compared to $47.7 million or $0.46 per basic and $0.43 per diluted common share in the first quarter of 2007.

•

A payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA in January 2008 as settlement of contingent consideration based on the average market price of molybdenum in 2007. This amount was accrued in the Corporation’s consolidated financial results for the year ended December 31, 2007.

•

Long-term debt incurred for the acquisition of Thompson Creek Metals Company USA was reduced by $16.7 million during the first quarter of 2008 and by $182.5 million since the acquisition. At March 31, 2008 the principal outstanding on the First Lien credit facility was $219.4 million.

•

The Corporation and the other joint venture participant in the Endako Mine approved an expansion at the mine that will increase the capacity of the Endako mill to 50,000 tonnes of ore per day from its current operation at 28,000 tonnes per day. The expansion has an estimated capital cost of Cdn$374.0 million of which approximately Cdn$280.0 million will be funded by the Corporation.

•	A feasibility study on the development of the Davidson Project was completed in March 2008 and is under review by the Corporation. The development has an estimated capital cost of Cdn$109.0 million.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Selected First Quarter Information

(Unaudited)

(US$ in millions except per pound and per share amounts)	Three months ended March 31
	2008	2007
Operations
Molybdenum production from mines (000’s lb) [1]	5,589	5,433
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production [1]	4,082	7,856
Concentrate purchased, processed and resold	3,572	2,629
	7,654	10,485
Realized price ($/lb)	$32.69	$24.87
Weighted-average cash operating expenses ($/lb) [2]	$10.54	$8.59
Financial
Revenue
Molybdenum sales	$250.2	$260.7
Tolling and calcining	4.6	7.2
	254.8	267.9
Cost of sales
Operating expenses	166.6	161.7
Selling and marketing	2.5	1.6
Depreciation, depletion and amortization	7.7	16.1
Accretion	0.7	0.4
	177.5	179.8
Income from mining and processing	$77.3	$88.1
Net income	$46.8	$47.7
Net income per share
- basic	$0.41	$0.46
- diluted	$0.37	$0.43
Cash flow provided by operating activities	$63.4	$105.0

	March 31 2008	December 31 2007
Cash and cash equivalents	$47.5	$113.7
Total assets	$1,043.7	$1,109.7
Total long-term debt	$220.7	$237.4
Total liabilities	$518.1	$622.1
Shareholders’ equity	$525.6	$487.6
Shares outstanding (000’s)	113.5	113.4

[1]	Includes molybdenum produced at Thompson Creek Mine and the Corporation’s share of the Endako Mine production; excludes molybdenum produced from purchased concentrate.
[2]

Weighted-average of Thompson Creek Mine and Endako Mine cash operating expenses for product sold in the period; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek Metals Company USA and excludes amortization of deferred stripping costs. See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Operations Review

Thompson Creek Mine

The following is a summary of the Thompson Creek Mine’s operating and financial results for the three months ended March 31, 2008 and 2007:

(US$ in millions except per pound amounts)	Three months ended March 31
	2008	2007
Operations
Mined (000’s ore tonnes)	3,422	1,569
Milled (000’s tonnes)	2,271	1,649
Grade (% molybdenum)	0.085	0.118
Recovery (%)	86.10	90.57
Molybdenum production (000’s lb)	3,631	3,842
Molybdenum sold (000’s lb)	2,397	5,744
Realized price ($/lb)	$31.63	$24.52
Cash operating expenses ($/lb) [1]	$11.33	$8.85
Financial
Molybdenum sales	$75.8	$140.7
Operating expenses	27.2	80.4
Selling and marketing	1.0	0.8
Depreciation, depletion and amortization	2.3	7.4
Accretion	0.6	0.3
	31.1	88.9
Income from mining and processing	$44.7	$51.8

[1]	See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

Thompson Creek Mine molybdenum production in first quarter of 2008 was 3.6 million pounds compared to 3.8 million pounds in the first quarter of 2007. The grade of ore mined improved each month in the first quarter of 2008 as mining proceeded toward the main part of Phase 6 of the mine and averaged 0.085% over the quarter. In the comparable 2007 quarter, ore was mined from Phase 5 at a grade of 0.118%. Lower grade ore and a lower recovery rate in 2008 were the main factors contributing to the difference in volumes produced.

Molybdenum sold from Thompson Creek Mine material was 2.4 million pounds resulting in $75.8 million of sales revenue in the first quarter of 2008. In the comparable quarter of 2007 molybdenum sold was 5.7 million pounds resulting in sales revenue of $140.7 million. Much of the molybdenum sold in both periods came from inventory available at the beginning of the periods. In the first quarter of 2007 opening inventory was high whereas mining lower grade material from the margin of Phase 6 near the end of 2007 limited inventory available at the beginning of the first quarter of 2008. This reduction in product available for sale accounted for most of the sales decrease. Realized prices were stronger, averaging $31.63 per pound in the first quarter of 2008, $7.11 per pound or 29% higher than prices realized in the same period last year, mitigating some of the effects of the decrease in volume.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Operating expenses in the first quarter of 2008 of $27.2 million were $53.2 million or 66% less than the comparable 2007 quarter. Operating expenses in the first quarter of 2007 included a purchase price adjustment related to inventory acquired on the purchase of Thompson Creek Metals Company USA of $29.6 million. Lower sales volumes also accounted for a portion of the decrease. Cash operating expenses per pound of $11.33 in the 2008 quarter were $2.48 per pound or 28% higher than the comparative 2007 quarter. Low production volumes in the last quarter of 2007, when most production came from low-grade ore at the margin of Phase 6, and the resulting higher unit costs increased 2007 year-end inventory costs. This higher-cost inventory was sold during the first quarter 2008 and increased cash operating expenses for this period.

Depreciation, depletion and amortization expense for the first quarter of 2008 was $2.3 million or 69% less than the first quarter of 2007. This decrease resulted from lower production volume in the 2008 quarter and an increased mineral reserve base established in late 2007.

Endako Mine

The following is a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for the three months ended March 31, 2008 and 2007:

(US$ in millions except per pound amounts)	Three months ended March 31
	2008	2007
Operations
Mined (000’s ore tonnes)	1,807	1,692
Milled (000’s tonnes)	1,861	1,771
Grade (% molybdenum)	0.071	0.056
Recovery (%)	78.79	72.60
Molybdenum production (000’s lb)	1,958	1,512
Molybdenum sold (000’s lb)	1,685	2,112
Realized price ($/lb)	$32.38	$24.56
Cash operating expenses ($/lb) [1]	$9.41	$7.88
Financial
Molybdenum sales	$54.5	$51.9
Operating expenses	15.8	16.6
Selling and marketing	0.7	0.5
Depreciation, depletion and amortization	3.3	5.8
Accretion	0.1	0.1
	19.9	23.0
Income from mining and processing	$34.6	$28.9

[1]	See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

The Corporation’s share of molybdenum production at the Endako Mine in the first quarter of 2008 increased by 0.5 million pounds to 2.0 million pounds compared to the first quarter of 2007. Mining was moved to the Denak Pit in late 2007 from the Endako Pit. The Denak ore mined in 2008 had higher grades (0.071% vs. 0.056%) and better recovery (78.79% vs. 72.60%) than ore mined in the prior year period. In addition to the production increase noted above, there was a 0.3 million pound increase in molybdenum sulphide inventory at the Endako Mine during the first quarter of 2008.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Molybdenum sales from Endako Mine material increased by $2.6 million or 5%, to $54.5 million in the first quarter of 2008 compared to the same period in 2007. Realized prices were stronger, averaging $32.38 per pound in the first quarter of 2008, $7.82 per pound or 32% higher than prices realized in the prior year period, accounted for the sales increase. Molybdenum sold in the first quarter of 2008 was 1.7 million pounds, or 0.4 million pounds less than the amount sold in the comparative period in 2007. Lower mine production in the final quarter of 2007 due to the effects of the rock slide in the Endako Pit, together with the time required for sales to reach customers, meant there was less product available for sale in the early part of 2008.

Operating expenses in the first quarter of 2008 of $15.8 million were $0.8 million or 5% less than the comparable 2007 quarter due to lower sales volumes in the current year period. The volume effects were offset in part by higher unit cash operating expenses of $9.41 per pound in the 2008 quarter which were $1.53 per pound or 19% higher than the comparative period in 2007. This increase mainly results from the low production volume and resulting high unit costs experienced in December 2007, subsequent to the slide in the Endako Pit, resulting in high 2007 year-end inventory costs. This higher-cost inventory was sold during the first quarter 2008 and increased cash operating expenses for the current period. Late in the first quarter of 2008 regulatory approval was granted to resume mining in the Endako Pit which will improve operating flexibility going forward.

Depreciation, depletion and amortization expense for the first quarter of 2008 was $3.3 million or 43% less than the first quarter of 2007. This decrease reflects the effect of an increased mineral reserve base established in late 2007, the effects of which have been offset in part by a higher production volume in the first quarter of 2008.

During the first quarter of 2008, the Corporation and the other joint venture participant in the Endako Mine approved an expansion at the mine that will see the capacity of the Endako mill increase to 50,000 tonnes per day from its current operation at 28,000 tonnes per day. The Corporation’s share of the capital cost of the expansion is expected to be approximately Cdn$280.0 million.

Other Operations

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulphide concentrate into molybdenum oxide, upgrading molybdenum oxide to pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for other parties on a tolling, or cost-per-unit processed, basis.

Concentrate produced by the Thompson Creek Mine provides much of the feed source for the Langeloth operation. In addition to Thompson Creek Mine concentrate, molybdenum concentrate is also purchased from third parties for processing at the Langeloth facility. These purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility and to maintain customers with a continuing molybdenum supply, especially in periods when molybdenum produced from the Corporation’s mining operations is low, which was the case in the third and fourth quarters of 2007.

Operating and financial results for Other Operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and exclude product volumes and costs related to the roasting of Thompson Creek Mine concentrate. Langeloth costs associated with roasting Thompson Creek Mine concentrate are included in Thompson Creek Mine’s operating results.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

The following is a summary of Other Operations’ operating and financial results for the three months ended March 31, 2008 and 2007:

(US$ in millions except per pound amounts)	Three months ended March 31
	2008	2007
Operations
Molybdenum sold from purchased concentrate (000’s lb)	3,572	2,629
Realized price on molybdenum sold from purchased concentrate ($/lb)	$33.56	$25.88
Toll roasted and upgraded molybdenum (000’s lb)	1,179	4,433
Roasted metal products processed (000’s lb)	6,748	6,230
Financial
Molybdenum sales	$119.9	$68.1
Tolling and calcining	4.6	7.2
	124.5	75.3
Operating expenses	123.6	64.7
Selling and marketing	0.8	0.3
Depreciation, depletion and amortization	2.1	2.9
	126.5	67.9
(Loss) income from mining and processing	$(2.0)	$7.4

Sales of molybdenum processed from purchased concentrate were $119.9 million in the first quarter of 2008, $51.8 million or 76% greater than sales for the comparative period in 2007, reflecting both higher prices and higher sales volumes. Prices averaged $33.56 per pound in the first quarter of 2008, increasing $7.68 per pound over $25.88 per pound realized in the prior year period. 3.6 million pounds of molybdenum processed from purchased concentrate were sold in the first quarter of 2008, up 36% from the amount sold in the comparative period in 2007. This increase reflects a high level of purchased concentrate in inventory at the end of fiscal 2007 as was necessary to compensate for low production at both the Thompson Creek and Endako mines in late 2007.

The volume of toll roasted and upgraded molybdenum decreased by 73% in the first quarter of 2008 compared to the same period in 2007. This decrease was anticipated due to reduced demand for this service as a result of additional roasting capacity coming on in the marketplace. In this same period, the volume of other roasted metal products processed increased by 8%.

Davidson Project

A detailed feasibility study that examined the development of the Davidson molybdenum deposit, located near Smithers, British Columbia was completed in March 2008. The proposed underground mine has been designed to produce an average of 2,000 tonnes of high-grade ore per day. The main components of the project include: the underground mine, an ore load out facility, a 7.2 kilometre haul road and a water treatment plant and discharge line. The Davidson Project ore is planned to be transported to the Endako Mine for processing. The study has indicated the capital cost for this development would be Cdn$109.0 million. The Corporation is reviewing the study and a decision on this project is expected later in 2008. Permitting work for the project is ongoing and was the focus of activity for the first quarter of 2008.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Financial Review

Income Statement

Revenues for the three months ended March 31, 2008 were $254.8 million, down $13.1 million or 5% from $267.9 million for the same period in 2007. This decrease reflects lower molybdenum sales volumes and lower tolling volumes in the current year period. Molybdenum sold in the first quarter of 2008 was 7.7 million pounds, down 27% from 10.5 million pounds sold in the same period in 2007. This volume variance can be attributed to low production at the Corporation’s mines in the fourth quarter of 2007, resulting in less product available for sale during the first quarter of 2008. A greater volume of product inventory at the beginning of 2007 allowed a one-time sale of approximately 1.0 million pounds of molybdenum in the first quarter of that year, with no comparable transaction in the current year. Stronger pricing in the current year partially offset the lower volumes sold, with average molybdenum sales realizations in the first quarter of 2008 of $32.69 per pound, $7.82 per pound or 31% higher than prices realized in the first quarter of 2007. The number of pounds of material toll roasted and processed for third parties was down 26% in the first quarter of 2008 relative to the same period in 2007, primarily due to lower demand for these services in the current year period.

On acquisition of Thompson Creek Metals Company USA, the Corporation assumed an agreement with a company affiliated with the other participant in the Endako joint venture in which the Corporation will sell up to 10% of certain production from the Thompson Creek Mine, including: a) one million pounds in each of the four years, 2008 through to 2011, to be sold at a price as determined by the agreement not to exceed $7.50 per pound, and b) the remainder of the volume to be sold at a discount to the market price at the time of the sale. To satisfy this agreement, in the three month period ended March 31, 2008, under element a) the Corporation sold 0.1 million pounds at a price of $7.50 per pound, and under element b) the Corporation sold 0.2 million pounds at a price of $29.25 per pound.

Operating expenses for the three months ended March 31, 2008 were $166.6 million, up $4.9 million or 3% from $161.7 million for the same period in 2007. Low production volumes in the last quarter of 2007 and the resulting higher unit costs increased 2007 year-end inventory costs. This higher-cost inventory was sold during the first quarter 2008 and increased cash operating expenses for the current period. In addition, there was an increase in both the volume and cost of molybdenum concentrate purchased at near market prices for processing and resale in the first quarter of 2008 compared to the same period in 2007. Also the comparative operating expense amount for 2007 of $161.7 million includes $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Company USA.

Depreciation, depletion and amortization expense for the three months ended March 31, 2008 was $7.7 million or 52% less than $16.1 million for the first quarter of 2007. This decrease is primarily the result of the impact of increased mineral reserve bases established at both of the Corporation’s mines in 2007, offset in part by the effects of higher production volume in the first quarter of 2008.

General and administrative expense for the three months ended March 31, 2008 was $3.4 million, compared to $3.1 million for the same period in 2007.

Exploration and development expense for the three months ended March 31, 2008 was $1.0 million, down $0.9 million from $1.9 million for the first quarter of 2007. These expenses relate primarily to Davidson Project costs which vary from period to period according to the type of activity being undertaken. Expenditures incurred in the first quarter of 2008 relate to the recently released feasibility study and to work relating to permitting this project.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Interest and finance fees for the three months ended March 31, 2008 were $6.7 million, down $11.2 million from $17.9 million for the same period in 2007. The 2007 amount includes both a one-time prepayment premium of $2.5 million and a $3.5 million expense for finance fees related to the early repayment of the Second Lien credit facility. The remainder of this favourable variance can be attributed to lower debt levels and lower LIBOR rates compared to the prior year period.

Stock-based compensation for the three months ended March 31, 2008 was $1.7 million, down $0.9 million from $2.6 million for first three months of 2007 due to fewer option awards made in the first quarter of 2008 compared to the same period in 2007.

Interest income for the three months ended March 31, 2008 was $0.8 million, down $1.1 million from $1.9 million for the same period in 2007. This decrease is due to lower cash and cash equivalent balances during the first quarter of 2008

Income and mining taxes for the three months ended March 31, 2008 totalled $19.2 million or 29% of income before income and mining taxes, compared to $17.3 million or 27% of income before income and mining taxes for the same period in 2007. The effective tax rate for the first quarter of 2008 was higher than the comparable quarter in 2007 as a higher relative portion of the current quarter’s income was earned in the Corporation’s Canadian operations which are subject to a higher rate of income and mining taxes than the Corporation’s US operations.

Net income for the three months ended March 31, 2008 was $46.8 million or $0.41 per basic and $0.37 per diluted share. This compares to $47.7 million or $0.46 per basic and $0.43 per diluted share for the first quarter of 2007.

Cash Flows

Cash generated by operating activities for the three months ended March 31, 2008 was $63.4 million compared to $105.0 million for the same period in 2007. This decrease in cash flow from operations is primarily due to an $11.2 million reduction in non-cash working capital in the current year period compared to a $47.4 million reduction in the prior year period.

Cash used in investing activities for the three months ended March 31, 2008 was $113.5 million compared to $10.4 million for the same period in 2007. In the first quarter of 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. In addition, $8.1 million was used for property, plant and equipment additions and $2.8 million was incurred for deferred stripping costs at the Thompson Creek Mine. In the first quarter of 2007, capital expenditures were $2.6 million and deferred stripping costs at Thompson Creek Mine were $6.9 million.

Cash used in financing activities for the three months ended March 31, 2008 was $17.0 million compared to $78.0 million for the same period in 2007. In the first quarter of 2008, the Corporation made $17.4 million in scheduled principal payments on its long-term debt obligations, including $16.7 million on the First Lien facility and $0.7 million on equipment loans. The Corporation also borrowed and subsequently repaid $22.5 million on its revolving credit facility during the first quarter of 2008. In addition, 139,000 stock options were exercised in the first quarter of 2008 generating cash proceeds of $0.4 million. In the first quarter of 2007, the Corporation made debt repayments of $83.2 million, including $61.9 million to prepay the Second Lien credit facility, $20.7 million as a principal payment on the First Lien facility and $0.6 million as principal payments on equipment loans. In addition, 4,946,000 warrants and 2,691,000 stock options were exercised in the first quarter of 2007 generating

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

cash proceeds of $5.2 million.

Liquidity and Capital Resources

At March 31, 2008, the Corporation had cash of $47.5 million, down from cash and cash equivalents of $113.7 million at December 31, 2007. This decrease is primarily the result of a cash payment of $100.0 million made in January 2008 to settle a contingent purchase price obligation due to the former owners of Thompson Creek Metals Company USA as the market price for molybdenum exceeded $25.00 per pound in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

The Corporation’s debt obligations at March 31, 2008 included $219.4 million on the First Lien credit facility and $6.1 million on equipment loans. The Corporation also has a $22.5 million revolving credit facility available as part of its long-term debt financing arrangement. This revolving credit facility was not drawn at March 31, 2008.

During the first quarter of 2008, the Corporation and the other joint venture participant in the Endako Mine approved an expansion plan for the Endako mill. The Corporation’s share of capital costs, in addition to ongoing capital expenditures, is estimated to be Cdn$280.0 million. Also during the first quarter of 2008, a feasibility study was received on the development of the Davidson Project that indicates capital costs would be Cdn$109.0 million. In addition to these capital projects, the Corporation has planned capital expenditures for its ongoing operating activities and expects capital expenditures for 2008 will exceed a $15.0 million limit specified in the Corporation’s current debt agreements. The Corporation is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new debt or equity financing.

Outlook

Molybdenum prices have averaged over $30.00 per pound in 2008 and management expects that molybdenum prices will remain strong in the near term.

Overall, production volumes and costs were on target for the first quarter of 2008 and the Corporation expects to meet its previously announced annual planned production volumes and costs for 2008 as follows:

	Molybdenum production (lbs in millions)	Oxide production cost ($/lb)
Thompson Creek Mine	16.5 to 17.0	$6.00 to $6.50
Endako Mine (Thompson Creek’s share)	6.5 to 7.5	$9.50 to $10.25

As expected, the reduced fourth quarter 2007 output limited product from the mines available for sale in the first quarter of 2008. Operating expenses in the last quarter of 2007 were also high and many of these costs remained in inventory at year end and flowed into operating expenses in the 2008 first quarter. Volumes of material sold from the Thompson Creek Mine are planned to increase during the remainder of the year and unit operating expenses are expected to decline with the increased volume as mine site costs are relatively fixed.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

With production from the mines expected to increase during the balance of 2008 primarily due to higher ore grades and recoveries, purchases of molybdenum from third parties for roasting at Langeloth and resale are expected to decline. Purchased material is high cost relative to mined material as it is bought at near market prices. Cost of sales are anticipated to drop with lower volumes of purchased material in the sales mix.

Sales generated from the planned production and anticipated strong market prices for molybdenum are expected to allow the Corporation to meet its cash requirements for operations, capital expenditures (including all Endako expansion expenditures and potential Davidson expenditures) and debt payments during 2008.

A feasibility study that examined the expansion of the Endako mill and mine production was completed in 2007. The Corporation and the other joint venture participant reviewed the study and approved the expansion project during the first quarter of 2008. The Corporation’s share of expansion capital expenditures is expected to be Cdn$280.0 million over the period 2008 to 2010. The expansion is expected to increase the Corporation’s share of Endako molybdenum production to over 12 million pounds per year when full production begins in 2010.

Mineral ore reserves were recalculated and increased at both operating mines during 2007 using a long-term price of $10.00 per pound for molybdenum sales. During 2008, the Corporation will continue at the Thompson Creek Mine to work on development drilling and reserve analysis necessary to complete the second stage of its mineral reserve study. The Corporation also plans to conduct exploration drilling on the Endako Mine property outside of the existing pits.

The results for the Davidson Project feasibility study were announced on April 2, 2008. The development has an estimated capital cost of C$109.0 million. The Corporation expects to make a decision on this project in 2008.

In addition to these capital projects, the Corporation has planned capital expenditures for its ongoing operating activities and expects capital expenditures for 2008 will exceed a $15.0 million limit specified in the Corporation’s current debt agreements. The Corporation is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new debt or equity financing.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Summary of Quarterly Results

(Unaudited)

(US$ in millions except per pound and per share amounts)

	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
	2006	2006	2006	2007	2007	2007	2007	2008
Operations
Molybdenum production (000’s lb)	–	–	3,846	5,433	4,466	3,024	3,443	5,589
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	–	–	4,274	7,856	5,079	3,391	3,151	4,082
Concentrate purchased, processed and resold	–	–	1,463	2,629	3,075	2,722	3,066	3,572
	–	–	5,737	10,485	8,154	6,113	6,217	7,654
Realized price ($/lb)	$ –	$ –	$ 25.74	$ 24.87	$ 29.59	$ 32.05	$ 31.08	$ 32.69
Cash operating expenses ($/lb) [1]	$ –	$ –	$ 6.30	$ 8.59	$ 5.66	$ 9.09	$ 11.51	$ 10.54
Financial
Revenue	$ –	$ –	$ 150.8	$ 267.9	$ 247.8	$ 200.9	$ 197.8	$ 254.8
Income from mining and processing	$ –	$ –	$ 5.7	$ 88.1	$ 104.1	$ 60.9	$ 47.9	$ 77.3
Net income (loss)	$ (2.9)	$ (2.8)	$ (12.5)	$ 47.7	$ 56.8	$ 23.9	$ 28.9	$ 46.8
Income (loss) per share
- basic	$ (0.06)	$ (0.06)	$ (0.14)	$ 0.46	$ 0.51	$ 0.21	$ 0.25	$ 0.41
- diluted	$ (0.06)	$ (0.06)	$ (0.14)	$ 0.43	$ 0.45	$ 0.18	$ 0.22	$ 0.37
Cash flow from operating activities	$ (2.8)	$ (3.3)	$ 85.2	$ 105.0	$ 0.4	$ 31.4	$ 45.7	$ 63.4

[1]	See Non-GAAP Financial Measures – Cash Operating Expenses for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Non-GAAP Financial Measures – Cash Operating Expenses

Throughout this management’s discussion and analysis reference is made to cash operating expenses and cash operating expenses per pound. Cash operating expenses and cash operating expenses per pound are considered a key measure by Thompson Creek in evaluating the Corporation’s operating performance. Cash operating expenses are not a measure of financial performance, nor does it have a standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and may not be comparable to similar measures presented by other companies. The Corporation’s management believes this non-GAAP measure provides useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management, and that as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with GAAP.

The following table provides a reconciliation of cash operating expenses and cash operating expenses per pound, by mine, and operating expenses included in the Corporation’s consolidated statements of income in the determination of net income.

(US$ in millions except per pound amounts)	Three months ended March 31
	2008			2007
	Operating Expenses	Pounds Sold [1] (000’s lbs)	$/lb	Operating Expenses	Pounds Sold [1] (000’s lbs)	$/lb
Thompson Creek Mine
Cash operating expenses [2]	$27.2	2,397	$11.33	$50.8	5,744	$8.85
Inventory purchase price adjustment [3]	–			29.6
	27.2			80.4
Endako Mine
Cash operating expenses	15.8	1,685	$9.41	16.6	2,112	$7.88

Other Operations [4]	123.6	3,572		64.7	2,629

Operating expenses – consolidated	$166.6	7,654		$161.7	10,485

Weighted-average cash operating expenses [5]	$43.0	4,082	$10.54	$67.4	7,856	$8.59

[1]	Pounds of molybdenum sold.
[2]

Excludes stripping costs which have been deferred and amortized. Current period amortization of deferred stripping costs of $0.5 million has been included in the depreciation, depletion and amortization expense for the period (2007 – no amortization of deferred stripping costs).

[3]

On acquisition of Thompson Creek Metals Company USA an accounting adjustment was made to increase the carrying value of the product inventory on hand at that date to its estimated fair value. A non-cash adjustment was charged to operating expenses as the inventory was sold. No adjustment was required at Endako Mine in the first quarter of 2007 as all product inventory acquired at this location was sold in fiscal 2006.

[4]

Other Operations include activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth Metallurgical Facility and exclude the processing of Thompson Creek Mine concentrate. See Operations Review – Other Operations for additional information.

[5]

Weighted-average of Thompson Creek Mine and Endako Mine cash operating expenses for product sold in the period; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek Metals Company USA and excludes amortization of deferred stripping costs.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

Accounting Changes

a) Financial Instruments and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Notes 20 and 21 of the unaudited interim consolidated financial statements for the three months ended March 31, 2008).

b) Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, “Inventories”. This new standard replaces the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. A key requirement of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. The adoption of this standard did not have any impact on the Corporation’s financial statements.

Accounting Policy Developments

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Corporation is currently assessing the impact that the adoption of this standard will have on its financial statements.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

b) Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.

Outstanding Share Data

Common shares and convertible securities outstanding at May 8, 2008 were:

Security	Expiry Dates	Exercise Price (Cdn$)	Common Shares on Exercise (000’s)

Common shares			113,983
Warrants	October 23, 2011	$9.00	24,506
Share options	August 11, 2010 to December 6, 2012	$0.60 to $23.93	6,902
			145,391

Forward-Looking Information

Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business – Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2007 to be filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.

May 8, 2008

EXHIBIT 99.4

FORM 52-109F2
Certification of Interim Filings

I, Kevin Loughrey, Chairman and Chief Executive Officer of Thompson Creek Metals Company Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 51-109 *Certification of Disclosure in Issuer's Annual and Interim Filings)* of Thompson Creek Metals Company Inc. (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2008

Signed: "Kevin Loughrey"

____
Kevin Loughrey
Chairman and Chief Executive Officer

EXHIBIT 99.5